UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of: November 2017 (Report No. 5)

Commission file number: 001-37600

NANO DIMENSION LTD.

(Translation of registrant’s name into English)

2 Ilan Ramon

Ness Ziona 7403635 Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒          Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(7):_____

CONTENTS

Attached hereto and incorporated by reference herein is the Registrant’s Notice of Meeting, Proxy Statement and Proxy Card for the Extraordinary General Meeting of Shareholders to be held on December 31, 2017 (the “Meeting”).

Only shareholders of record who hold Ordinary Shares, nominal value NIS 0.10, or American Depositary Shares representing Ordinary Shares, of the Registrant at the close of business on November 28, 2017, will be entitled to notice of and to vote at the Meeting and any postponements or adjournments thereof.

The Notice of Meeting and Proxy Statement attached to this Form 6-K of the Registrant are incorporated by reference into the registration statement on Form F-3 (File No. 333-217173) and Form S-8 (File No. 333-214520) of the Registrant, filed with the Securities and Exchange Commission, to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

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Exhibit No.

99.1	Notice of Meeting, Proxy Statement and Proxy Card for the Extraordinary General Meeting of Shareholders to be held on December 31, 2017.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Nano Dimension Ltd. (Registrant)

Date: November 24, 2017	By:	/s/ Yael Sandler
	Name:	Yael Sandler
Chief Financial Officer

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